Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) Phase 3 data show significant improvement in severe atopic dermatitis for children aged 6 to 11 years

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Detailed data to be presented at the Revolutionizing Atopic Dermatitis Conference show adding Dupixent to topical corticosteroids improved skin clearance; average overall disease improved by approximately 80%

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data further reinforce consistent safety and tolerability profile observed across adult and adolescent atopic dermatitis trials, including a numerically lower rate of skin infections compared to placebo

*	Expanded Dupixent indication in children aged 6 to 11 years currently under Priority Review with the FDA; decision expected by May 26, 2020

Paris and Tarrytown, NY – April 3, 2020 – The pivotal Phase 3 clinical trial results announced today show Dupixent ® (dupilumab) combined with standard-of-care topical corticosteroids (TCS) in children aged 6-11 years with uncontrolled severe atopic dermatitis significantly improved disease signs, symptoms and health-related quality of life. Sanofi and Regeneron previously announced topline positive results of this trial in August 2019.

Detailed results will be presented during a session at the 2020 Revolutionizing Atopic Dermatitis (RAD) Virtual Conference on April 5.

“In my practice, I see children with severe atopic dermatitis struggling with intense, persistent itching and skin lesions covering much of their body, and caregivers who are desperate for additional treatment options that can help control this disease,” said Amy S. Paller, M.D.,Walter J. Hamlin Professor and Chair of Dermatology and Professor of Pediatrics at Northwestern University Feinberg School of Medicine and principal investigator of the trial. “Data from the Phase 3 trial in children aged 6 to 11 adds to the established efficacy and safety data in adults and adolescents and provides hope to physicians and families for a potential new treatment option for children with this chronic disease.”

Data to be presented at RAD show that at 16 weeks, nearly three times as many children achieved clear or almost clear skin when treated with Dupixent and TCS, and more than two-thirds experienced at least a 75% overall improvement of their disease compared to TCS alone. Additionally, more than three times as many children experienced a significant reduction in itch with Dupixent compared to TCS alone. Itch is often described as the most burdensome symptom of atopic dermatitis. Improvements in itch and disease severity were observed with Dupixent as early as two weeks after the first dose and continued throughout active treatment.

Dupixent is a fully-human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP). Across all approved indications in the U.S., more than 100,000 patients have started treatment with Dupixent.

The results from the Phase 3 pediatric trial are currently being reviewed by regulatory authorities, including in the U.S., EU and Canada. In the U.S. the supplemental Biologics License Application for children aged 6 to 11 years, is currently under Priority Review with a target action date of May 26, 2020. There are currently no biologic medicines approved for children with severe atopic dermatitis. In 2016, the U.S. Food and Drug Administration granted Breakthrough Therapy designation to review Dupixent for the treatment of severe atopic dermatitis in children 6 months to 11 years of age not well controlled on topical prescription medications. Dupixent is also being studied in a Phase 3 trial for children with uncontrolled persistent asthma, with results expected later this year. The safety and efficacy of Dupixent in these pediatric populations have not been fully evaluated by any regulatory authority.

The virtual late-breaking presentation at RAD included the following data:

The Phase 3, randomized, double-blind, placebo-controlled trial evaluated the efficacy and safety of Dupixent combined with TCS in 367 children with severe atopic dermatitis that covered on average 60% of their skin. More than 90% of children in the trial had a history of at least one atopic comorbidity, including asthma (nearly 50%).

Results at 16 weeks showed:

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33% of patients who received Dupixent every four weeks (300 mg, regardless of weight) and 30% of patients who received Dupixent every two weeks (100 mg or 200 mg, based on weight) achieved clear or almost clear skin (Investigator’s Global Assessment or IGA), compared to 11% for TCS alone (p<0.0001 and p=0.0004, respectively), the primary endpoint in the U.S.

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70% of patients who received Dupixent every four weeks and 67% of patients who received Dupixent every two weeks achieved EASI-75 (Eczema Area and Severity Index-75), compared to 27% for TCS alone (p<0.0001 for both), a co-primary endpoint outside of the U.S.

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The average EASI score improvement from baseline was 82% in patients who received Dupixent every four weeks and 78% in patients who received Dupixent every two weeks, compared to 49% for TCS alone (p<0.0001 for both).

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60% of patients who received Dupixent every four weeks and 68% of patients who received Dupixent every two weeks experienced at least a 3-point reduction in itch intensity on an 11-point scale (weekly average of daily Peak Pruritus Numerical Rating Scale), compared to 21% for TCS alone (p<0.0001 for both).

Safety data over the 16-week treatment period showed:

•	Overall rates of adverse events were 65% for Dupixent every four weeks, 67% for Dupixent every two weeks and 73% for TCS alone.

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Adverse events that were more commonly observed with Dupixent included conjunctivitis (7% for Dupixent every four weeks, 15% for Dupixent every two weeks and 4% for placebo), nasopharyngitis (13% for Dupixent every four weeks, 7% for Dupixent every two weeks and 7% placebo) and injection site reactions (10% for Dupixent every four weeks, 11% for Dupixent every two weeks and 6% for placebo).

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Additional prespecified adverse events included skin infections (6% for Dupixent every four weeks, 8% for Dupixent every two weeks and 13% for placebo) and herpes viral infections (2% for Dupixent every four weeks, 3% for Dupixent every two weeks and 5% for placebo).

Dupilumab Development Program

To date, Dupixent has been studied in more than 8,000 patients across 40 clinical trials in various chronic diseases driven by type 2 inflammation. In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), and food and environmental allergies (Phase 2). Dupilumab is also being studied in combination with REGN3500 (SAR440340), which targets IL-33. These potential uses are investigational, and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab and REGN3500 are being jointly developed by Regeneron and Sanofi under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, infectious diseases, pain and rare diseases. Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically-humanized mice to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Hannah Kwagh Tel: +1 (914) 847-6314 Hannah.Kwagh@regeneron.com	Sanofi Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Justin Holko Tel: +1 (914) 847-7786 Justin.Holko@regeneron.com

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